May 20, 2009

Division of Corporate Finance
Securities and Exchange Commission
Attn: Tracey L. McNeil
100 F Street, N.E.
Washington, D.C. 20549

Re:	Syntroleum Corporation Registration Statement on Form S-3 Filed March 12, 2009 File Number 333-151879

Ladies and Gentlemen:

The undersigned Registrant hereby requests that the effective date for the registration statement referred to above be accelerated so that the registration statement will become effective at 4:00 p.m. Eastern Time on May 22, 2009, or as soon as practicable thereafter.

We acknowledge that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Syntroleum Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• Syntroleum Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SYNTROLEUM CORPORATION

By: /s/ Karen L. Gallagher
Senior Vice President, Senior Financial Officer

Syntroleum Corporation • 5416 South Yale, Suite 400 • Tulsa, Oklahoma 74135-6267 USA
(918) 592-7900 • FAX (918) 592-7979